invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

082-02142

9 October 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning contracts awarded to Westinghouse Rail Systems.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

dlw 10/31

RNS Number:1548K
Invensys PLC
09 October 2006

Invensys plc

Westinghouse awarded three Type A contracts by Network Rail

Westinghouse Rail Systems part of Invensys plc has been awarded a national framework agreement by Network Rail, which includes the supply of Type A signalling projects in Scotland, East Midlands and West Midlands.

The agreement covers all the work that Westinghouse will undertake for Network Rail, for an initial period of five years. Over the first three years, the combined value of Type A contracts alone is estimated to be £220 million, covering approximately 2,320 Signalling Equivalent Units (SEUs). In addition to the Type A projects, the agreement covers the supply of Type E control centre programmes in the East and West Midlands.

Whilst the implementation contracts for the first projects in each area are yet to be signed, Westinghouse has begun preliminary design work on schemes for Glasgow Central, North Erewash and the Leamington Corridor.

The framework agreement takes immediate effect and will run through to 2011, with the option of an extension to 2016.

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
Maitland	Emma Burdett	tel: +44 (0) 20 7379 5151
	Michelle Jeffery	